EXHIBIT 99.1

PSM-ZJK FASTENERS (SHENZHEN) CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
PSM-ZJK Fasteners (Shenzhen) Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PSM-ZJK Fasteners (Shenzhen) Co., Ltd. and its subsidiary (collectively, the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2025, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ HTL International, LLC

HTL International, LLC

We have served as the Company’s auditor since 2024.

Houston, Texas

April 28, 2026

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

PSM-ZJK Fasteners (Shenzhen) Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of PSM-ZJK Fasteners (Shenzhen) Co., Ltd. (the “Company”) as of December 31, 2023 and 2022, and the related statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the two year period then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the two year period ended December 31, 2023 and 2022 in conformity with U.S generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provided a reasonable basis for our opinion.

/s/TPS Thayer, LLC

We have served as the Company’s auditor since 2021

Sugar Land, Texas

June 20, 2024

PSM-ZJK Fasteners (ShenZhen) Co., Ltd.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2025
	$US	$US
ASSETS
Current assets
Cash	4,116,204	4,600,185
Accounts receivable, net	12,917,784	17,069,380
Inventories, net	68	9,119
Prepaid expenses and other current assets, net	1,010,083	1,437,569
Total current assets	18,044,139	23,116,253

Non-current assets
Property and equipment, net	276,755	199,252
Intangible asset, net	1,837	1,689
Operating right-of-use asset - related party	154,097	98,850
Deferred tax assets	—	93
Total non-current assets	432,689	299,884
TOTAL ASSETS	18,476,828	23,416,137

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	1,490,242	2,046,942
Income tax payable	712,335	817,898
Accrued expenses and other current liabilities	287,749	444,785
Amount due to related parties	9,348,550	11,575,774
Operating lease liability, current - related party	59,255	64,949
Total current liabilities	11,898,131	14,950,348

Non-current liabilities
Operating lease liability, noncurrent - related party	94,497	33,685
Total non-current liabilities	94,497	33,685
Total liabilities	11,992,628	14,984,033

Commitments and contingencies (Note 9)

Shareholders’ equity
Paid in capital	764,225	764,225
Statutory surplus reserves	383,748	383,748
Retained earnings	5,883,276	7,551,668
Accumulated other comprehensive loss	(547,049)	(267,537)
Total shareholders’ equity	6,484,200	8,432,104

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,476,828	23,416,137

The accompanying notes are an integral part of these consolidated financial statements.

PSM-ZJK Fasteners (ShenZhen) Co., Ltd.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended December 31,
	2023	2024	2025
	$US	$US	$US
Revenues	23,274,566	27,436,334	36,405,486
Cost of revenues	(16,177,668)	(19,924,962)	(25,682,954)
Gross profit	7,096,898	7,511,372	10,722,532

Operating expenses
Selling and marketing expenses	(377,273)	(413,173)	(559,535)
General and administrative expenses	(301,443)	(347,435)	(386,892)
Currency exchange (loss)/gain	(141,098)	355,446	(560,674)
Total operating expenses	(819,814)	(405,162)	(1,507,101)

Income from operations	6,277,084	7,106,210	9,215,431

Other income
Interest expenses	(1,540)	—	—
Interest income	56,225	59,485	18,950
Other income, net	24,846	674	—
Total other income, net	79,531	60,159	18,950

Income before income tax expense	6,356,615	7,166,369	9,234,381
Income tax expenses	(1,590,290)	(1,791,915)	(2,276,453)
Net income	4,766,325	5,374,454	6,957,928

Other comprehensive (loss)/income
Foreign currency translation adjustment	(149,951)	(173,673)	279,512
Total comprehensive income	4,616,374	5,200,781	7,237,440

The accompanying notes are an integral part of these consolidated financial statements.

PSM-ZJK Fasteners (ShenZhen) Co., Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Paid-in capital	Statutory surplus reserves	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity
	$US	$US	$US	$US	$US
Balance as of December 31, 2022	764,225	383,748	4,278,781	(223,425)	5,203,329
Dividend to shareholders	—	—	(3,803,186)	—	(3,803,186)
Net income	—	—	4,766,325	—	4,766,325
Foreign currency translation adjustment	—	—	—	(149,951)	(149,951)
Balance as of December 31, 2023	764,225	383,748	5,241,920	(373,376)	6,016,517
Dividend to shareholders	—	—	(4,733,098)	—	(4,733,098)
Net income	—	—	5,374,454	—	5,374,454
Foreign currency translation adjustment	—	—	—	(173,673)	(173,673)
Balance as of December 31, 2024	764,225	383,748	5,883,276	(547,049)	6,484,200
Dividend to shareholders	—	—	(5,289,536)	—	(5,289,536)
Net income	—	—	6,957,928	—	6,957,928
Foreign currency translation adjustment	—	—	—	279,512	279,512
Balance as of December 31, 2025	764,225	383,748	7,551,668	(267,537)	8,432,104

 The accompanying notes are an integral part of these consolidated financial statements.

 PSM-ZJK Fasteners (ShenZhen) Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2023	2024	2025
	$US	$US	$US
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	4,766,325	5,374,454	6,957,928
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	60,653	73,485	87,400
Amortization of intangible asset	131	221	222
Amortization of operating lease right-of-use asset - related party	66,473	61,955	60,457
Unrealized exchange losses/(gain)	208,694	(255,635)	144,744
Deferred tax benefits	—	—	(91)
Changes in operating assets and liabilities:
Accounts receivable	(2,279,904)	(1,011,858)	(3,641,857)
Inventories	47,857	18,010	(8,824)
Prepaid expenses and other current assets	742,702	(420,084)	(373,756)
Accounts payable	66,632	971,436	479,269
Income tax payable	(331,617)	(480,581)	72,530
Accrued expenses and other current liabilities	128,533	(45,683)	140,857
Amount due to related parties	2,037,555	685,759	1,772,840
Operating lease liability - related party	(67,146)	(64,296)	(60,317)
Net cash provided by operating activities	5,446,888	4,907,183	5,631,402

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	—	(143,939)	—
Purchase of intangible asset	(2,247)	—	—
Net cash used in investing activities	(2,247)	(143,939)	—

CASH FLOWS FORM FINANCING ACTIVITIES
Proceeds from borrowings from related parties	37,020	—	—
Repayment of borrowings from related parties	(37,020)	—	—
Dividends paid to shareholders	(3,803,186)	(4,733,098)	(5,289,536)
Net cash used in financing activities	(3,803,186)	(4,733,098)	(5,289,536)

Effect of exchange rate changes	(77,680)	(115,204)	142,115

Net change in cash and cash equivalents	1,563,775	(85,058)	483,981

Cash and cash equivalents, beginning of the year	2,637,487	4,201,262	4,116,204
Cash and cash equivalents, end of the year	4,201,262	4,116,204	4,600,185

Supplemental disclosures of cash flow information:
Income tax paid	1,921,907	2,272,496	2,203,612
Interest expense paid	1,540	—	—

Supplemental disclosures of non-cash activities:
Obtaining operating right-of-use asset-related party in exchange for operating lease liability-related party	—	184,295	—

The accompanying notes are an integral part of these consolidated financial statements.

PSM-ZJK FASTENERS (SHENZHEN) CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

PSM-ZJK Fasteners (ShenZhen) Co., Ltd. (“PSM-ZJK”) was established on September 20, 2019 by BULTEN Fasteners (Wuxi) Co., Ltd. (“BULTEN Wuxi”) (holding 51% of the shares) and Shenzhen Zhongjinke Hardware Products Co., Ltd. (“Zhongjinke Shenzhen”) (holding 49% of the shares). PSM-ZJK and its consolidated subsidiary (collectively referred to as the “Company”) principally engage in trading a broad portfolio of hardware.

As of the issuance date of this financial report, the details of the subsidiary are as follows.

Entity name	Registered Location	Percentage of direct ownership	Date of incorporation	Principal activities
PSM-ZJK Fasteners (HK) Co., Ltd.	Hong Kong	100%	September 2, 2024	Trading a broad portfolio of hardware

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All significant intercompany transactions and balances have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting periods. The Company’s management based on their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates include, but not limited to revenue recognition, allowance for credit loss, inventory write-off and reserve, the useful lives and impairment of long-lived assets and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

(d)	Foreign currency translations and transactions

The Company’s reporting currency is the United States dollars (“US$”), and the functional currency is the Renminbi (“RMB”).

The Company’s consolidated financial statements are reported using US$. The results of operations and the statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution.

Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of income and comprehensive income.

The value of RMB against US$ may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting.

Translation of amounts from RMB into US$ has been made at the following exchange rates:

	December 31, 2023		December 31, 2024		December 31, 2025
	Year-end spot rate	Average rate	Years-ended spot rate	Average rate	Years-ended spot rate	Average rate
US$ against RMB	US$1=RMB7.0999	US$1=RMB7.0896	US$1=RMB7.2993	US$1=RMB7.1933	US$1=RMB6.9931	US$1=RMB7.1708

(e)	Concentration of credit risk

Financial instruments that potentially expose the Company to the concentration of credit risk consist primarily of cash, accounts receivable, and other receivables and prepayments. As of December 31, 2024 and 2025, the Company places its cash with major financial institutions located in the PRC, which management considers to be of high credit quality. The Company maintains most bank accounts in PRC. Cash balances in bank accounts in PRC are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per scheme member, including both principal and interest. Concentration of credit risks with respect to accounts receivable, and other receivables and prepayments, to manage credit risk, the Company performs ongoing credit evaluations of customers’ and suppliers’ financial condition. There is no significant credit risk for the years ended December 31, 2023, 2024 and 2025.

(f)	Concentration of customers and suppliers

The customers whose revenues individually represented greater than 10% of the total revenues of the Company for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024	2025
Percentage of the Company’s total revenue
Customer A	21.49%	14.73%	*
Customer B	17.34%	*	*
Customer C	15.37%	21.50%	34.50%
Customer D	14.52%	14.19%	*
Customer E	10.15%	11.44%	*
Customer F	—	—	12.41%

* represents percentage less than 10%.

Accounts receivable due from those customers were as follows:

	As of December 31,
	2024		2025
Percentage of the Company’s accounts receivables	$US	%	$US	%
Customer A	1,678,439	12.99	*	*
Customer C	4,112,297	31.83	6,827,129	40.00
Customer E	1,542,214	11.94	*	*
Customer G	1,782,851	13.80	—	—
Customer H	*	*	2,751,089	16.12

* represents percentage less than 10%.

The supplier whose purchase individually represented greater than 10% of the total cost of revenue of the Company for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024	2025
Percentage of the Company’s total purchase
Supplier A	91.26%	85.71%	83.34%

Accounts payable due to this supplier were as follows:

	As of December 31,
	2024	2025
Percentage of the Company’s accounts payables
Supplier A	85.93%	84.52%

(g)	Segment reporting

ASC 280, “Segment Reporting”, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for internal reporting. As the Company’s long-lived assets are substantially located in the PRC, no segment geographical information is presented.

(h)	Fair value measurement and financial instruments

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Under this hierarchy, there are three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment.

The carrying amounts of financial instruments, which consist of cash, accounts receivable, net, accounts payable and other liabilities approximate their fair values due to the short-term nature of these instruments.

(i)	Cash

Cash consists of cash held in banks, which is highly liquid and are unrestricted as to withdrawal or use.

(j)	Accounts receivable, net

On January 1, 2023, the Company adopted ASC 326 Financial Instruments – Credit Losses (“ASC 326”) using the modified retrospective approach through a cumulative-effect adjustment to accumulated equity. Upon adoption, the Company changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost. The Company had not recorded an adjustment to the opening accumulated equity as of January 1, 2023 due to immaterial cumulative impact of adopting ASC 326.

Account receivables are stated net of provision of credit losses. The Company has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

No allowance for credit loss was made for the years ended December 31, 2023, 2024 and 2025.

(k)	Inventories, net

Inventories are stated at the lower of cost or realizable value. Cost is principally determined on the weighted average basis.

The Company periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write-off of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

There was no provision made for inventories for the years ended December 31, 2023, 2024 and 2025.

(l)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Useful lives
Machinery and equipment	5 years
Electronic office equipment	5 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the statements of income.

(m)	Impairment of long-lived assets

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with ASC No. 360, “Property and Equipment”, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the assets will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. No impairment of long-lived assets was recognized as of December 31, 2024 and 2025.

(n)	Leases

Effective from January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842) using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its financial statements.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Operating lease right-of-use of assets

Operating right-of-use of assets is initially measured at cost, which comprises the initial amount of the operating lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities

Operating lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Operating lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise.

Operating lease liability is measured at amortized cost using the effective interest rate method. The Company estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Company considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

Leases that have a term of 12 months or less at the commencement date (“short-term leases”) are not included in operating right-of-use assets and operating lease liabilities.

(o)	Value-added taxes and surcharges

The Company is subject to VAT and related surcharges on revenues generated from product sales. Revenue from sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected tax payable. The Company reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Income and Comprehensive Income. The Company is subject to the PRC’s VAT rate of 13% for selling products for the years ended December 31, 2023, 2024 and 2025.

(p)	Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related party also include principal owners of the Company, its managements, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

(q)	Revenue recognition

Product sales

Effective with the adoption of Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and the associated ASUs (collectively, “Topic 606”) on January 1, 2020, the Company recognizes revenue when its customer obtains control of promised goods in an amount that reflects the consideration which the Company expects to receive in exchange for those goods. To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps:

(1) identify the contract(s) with a customer,

(2) identify the performance obligations in the contract,

(3) determine the transaction price,

(4) allocate the transaction price to the performance obligations in the contract and

(5) recognize revenue when (or as) the entity satisfies a performance obligation.

Product revenue recognition

The Company’s revenue from contracts with customers is derived from product revenue principally from the sales of metal stamping and mechanical original equipment manufacturer (“OEM”) and electric OEM products directly to other consumer electronics product manufacturers. The Company sells goods to the customer under sales contracts or by purchase orders. The Company has determined there to be one performance obligation for each of the sales contracts. The performance obligations are considered to be fulfilled and revenue is recognized at a point in time when the customer obtains control of the goods. The major goods delivery channel of the Company is delivering goods to customers’ predetermined location, and the Company has satisfied the contracts’ performance obligations when the goods have been delivered and relevant shipping documents have been collected by the Company.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. Revenue is recorded net of sales return, surcharges and value-added tax of gross sales. The Company allocates the transaction price to each performance obligation based on the sales contracts and purchase orders.

The Company’s payment terms are all within 90 days and its sales arrangements do not have any material financing components.

A contract asset is recorded when the Company has transferred products to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance in the contract. The Company did not recognize any contract asset as of December 31, 2024 and 2025. The timing between the recognition of revenue and receipt of payment is not significant. A contract liability exists when the Company has received consideration but has not transferred the related goods or services to the customer. The Company did not recognize any contract liabilities as of December 31, 2024 and 2025.

Return Rights & Warranty

Regardless of delivery channels, the Company generally provides warranty period of one year and customers are required to perform product quality check upon acceptance of delivery. The warranty covers only production defects and offers to replace the defective products with new products during warranty period. Customers do not have the option to purchase the warranty separately, nor the warrant provides a service in addition to assurance. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. As of December 31, 2024 and 2025, the Company accrued refund liability of nil and US$66,767 related to the return rights for product quality issues on the consolidated balance sheets.

Principal vs agent accounting

The Company records all product revenue on a gross basis as the Company acts as the principal. To determine whether the Company is an agent or principal in the sales of products, the Company considers the following indicators: the Company is primarily responsible for fulfilling the promise to provide the specified goods or services, is subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers, and has discretion in establishing the price of the specified goods.

(r)	Cost of sales

Cost of sales mainly consist of the purchase price of inventory and outsource processing fee charged by suppliers.

(s)	Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) sales commission paid to generate sales and expand the market, and (ii) freight for selling activities. There is no advertising fees incurred for the years ended December 31, 2023, 2024 and 2025, respectively.

Freight costs are not considered a separate performance obligation within revenue recognition, while freight costs are expensed when incurred and are included in selling and marketing expenses. Freight costs were US$283,939, US$283,227 and US$451,226 for the years ended December 31, 2023, 2024 and 2025, respectively.

(t)	General and administrative expenses

General and administrative expenses primarily consist of (i) salaries and benefits for administrative personnel, (ii) data processing fees, and (iii) other miscellaneous expenses for daily operations.

(u)	Government grants

Government grants are recognized as the compensation for expenses incurred or for the purpose of giving immediate financial support to the Company by local government (the Shenzhen Municipal Government). The government evaluates the Company’s eligibility for the grants on a regular and annual basis based on local government’s budget and grant guidelines, and then relevant authorities credit these grants to the Company.

Government grants for the purpose of giving immediate financial support to the Company with no future related costs or obligation are recognized in other income, net in the Company’s consolidated statements of income and comprehensive income when the grant is received. The government grants received by the Company from Shenzhen Municipal Government were US$14,105, US$512 and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

(v)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments and is presented net of tax.

The Company presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements.

(w)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits and penalties, if any, within income tax expenses.

There were no uncertain tax positions for the years ended December 31, 2023, 2024 and 2025, respectively.

(x)	Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments and legal proceedings. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(y)	Recent accounting pronouncements

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to compare entities subject more easily to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. This ASU did not have a significant impact on the Company’s consolidated financial statements as the Company is a private company in China and is not required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities.

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740), Improvements to Income Tax Disclosures, which provides guidance on the requirements such as the requirement that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted. The Company adopted ASU 2023-09 early, effective on January 1, 2025, which resulted in changes in income tax related disclosures. Refer to Note 7. Income taxes.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU will be effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will result in the required additional disclosures being included in the Company’s consolidated financial statements, once adopted. The Company is currently evaluating the impact of provisions of this ASU.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses—Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. For practical expedient, in developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. For accounting policy election, an entity other than a public business entity that elects the practical expedient is permitted to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. The ASU will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the provisions of this ASU and its impact on measurement of expected credit losses for accounts receivable.

The Company does not believe other recently issued ASUs by the FASB but not yet effective accounting statements, if adopted, would have a material effect on the Company’s consolidated balance sheets, statements of comprehensive income and statements of cash flows.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of following balance:

	As of December 31,
	2024	2025
	$US	$US
Accounts receivables	12,917,784	17,069,380
Less: allowance for credit loss	—	—
Total accounts receivable, net	12,917,784	17,069,380

Currently, the Company provides 100% full credit loss allowance for any outstanding account receivable balance aged over 1 year without supporting evidence of recoverability exists.

For the balance of accounts receivable as of December 31, 2025, 100% was within 90 days, and 80% has been collected as of the date the consolidated financial statements were issued. The company expects to collect all the remaining balances before December 31, 2026 according to the historical collection of accounts receivable.

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of December 31,
	2024	2025
	$US	$US
Deductible value-added tax credit (1)	995,016	1,427,530
Prepaid expenses	15,067	10,039
Total prepaid expenses and other current assets, net	1,010,083	1,437,569

(1)	The Company is subject to VAT and related surcharges on revenues generated from product sales. Revenue from sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. Deductible value-added tax credit represents the excess of input VAT over output VAT that is allowed by PRC tax authorities to carry forward for netting input VAT on purchases in the future.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2024	2025
	$US	$US
Machinery and equipment	443,271	462,680
Electronic office equipment	8,632	9,010
Gross amount	451,903	471,690
Less: accumulated depreciation (1)	(175,148)	(272,438)
Total property and equipment, net	276,755	199,252

(1)	Depreciation expense was US$60,653, US$73,485 and US$87,400 for the years ended December 31, 2023, 2024 and 2025, respectively.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

 Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2024	2025
	$US	$US
Taxes payable	141,918	230,535
Refund liability	—	66,767
Accrued expenses (1)	65,017	60,517
Accrued bonus	43,974	45,739
Accrued payroll and social insurance	36,840	41,227
Total accrued expenses and other current liabilities	287,749	444,785

(1)	Accrued expenses as of December 31, 2024 and 2025 mainly include accrual expenses such as rental fees, audit fees, royalty fees, data processing fees and other miscellaneous expenses for daily operations.

7. INCOME TAXES

The PRC

The Company is subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.

The provision for income taxes consists of the following:

	For the years ended December 31,
	2023	2024	2025
	$US	$US	$US
Provisions for current income tax	1,590,290	1,791,915	2,276,544
Provisions for deferred income tax	—	—	(91)
Total	1,590,290	1,791,915	2,276,453

Reconciliation of the differences between the statutory income tax rate of the PRC and the Company’s effective income tax rate for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024
	$US	$US
Income before income tax provision	6,356,615	7,166,369
Tax at the PRC EIT tax rates	1,589,154	1,791,592
Tax effect of non-deductible expenses	463	323
Others	673	—
Actual income tax expense	1,590,290	1,791,915

	For the year ended December 31, 2025
	Amount	percent
	$US	%
Statutory Rate	2,308,595	25.00%
Statutory rate difference between Hong Kong and PRC	(32,926)	(0.36%)
Tax effect of non-deductible expenses	784	0.01%
Effective income tax rate	2,276,453	24.65%

For the year ended December 31, 2025, income taxes paid in Mainland China amounted to US$2,203,612, and no income taxes were paid in other jurisdictions.

As of December 31, 2024 and 2025, the significant components of the deferred tax assets are summarized below:

	As of December 31,
	2024	2025
	$US	$US
Deferred tax assets
Operating lease liability	38,438	24,659
Intangible assets amortization	86	147
Total deferred tax assets	38,524	24,806
Deferred tax liabilities
Operating right-of-use assets	(38,524)	(24,713)
Deferred tax assets, net	—	93

The Company’s assessment is that it is not more likely than not that these deferred tax assets will be realized.

Under the PRC Income Tax Law and the implementation rules, profits of the PRC entities earned on or after January 1, 2008 and distributed by the PRC entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC entities in operations in the PRC, the PRC entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC entities has been recognized as of December 31, 2025.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company did not accrue any liability, interest or penalties related to underpayment of taxes in the statements of income for the years ended December 31, 2023, 2024 and 2025, respectively. And there were no completed or ongoing examinations by tax authorities as of December 31, 2025.

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions.

8. LEASE

The Company has one operating lease agreement as a lessee to lease certain plants from Shenzhen Zhongjinke Hardware Products Co., Ltd., which is the shareholder of the Company. The operating lease agreement started from January 1, 2022, and expired on June 30, 2024. On April 15, 2024, the Company renewed the agreement to extend the lease term for another three years and the expiry date will be on June 30, 2027 after the renewal. The management considered the renewal of lease agreement a modification as the renewal did not grant the Company an additional right of use and did not terminate the existing lease, resulting that the renewal was not accounted for as a separate contract. The Company reassessed the classification of the lease as of the effective date of the modification, April 15, 2024. The lease installments were paid monthly and the remaining lease payments were discounted using the incremental borrowing rate of 4.9%, the monthly rent was US$5,898 from January 1, 2022 to June 30, 2023, the monthly rent was US$6,178 from January 1, 2024 to June 30, 2024 and US$5,536 from July 1, 2024 to June 30, 2027 according to the original lease agreement and the modification, respectively.

The depreciable life of assets and leasehold improvements is limited by the expected lease term unless there is a transfer of title or purchase option that is reasonably certain of being exercised.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2024	2025
	$US	$US
Operating lease right-of-use asset - related party	154,097	98,850

Lease liability – current - related party	59,255	64,949
Lease liability – non-current - related party	94,497	33,685
Total operating lease liability - related party	153,752	98,634

	For the years ended December 31,
	2023	2024	2025
Weighted discount rate for the operating lease	4.90%	4.90%	4.90%
Weighted average remaining lease term	6 months	30 months	18 months

 For the years ended December 31, 2023, 2024 and 2025, the lease expense was as follows:

	For the years ended December 31,
	2023	2024	2025
	$US	$US	$US
Operating leases expense	66,473	61,955	60,457
Interest expenses	3,627	5,457	6,326
Total	70,100	67,412	66,783

Because most of the leases do not provide an implicit rate of return, the Company used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Company’s operating leases as of December 31, 2025:

For the fiscal year ended December 31,	Amount
$US
2026	68,337
2027 and thereafter	34,168
Total lease payments	102,505
Less: imputed interest	(3,871)
Total operating lease liability - related party, net of interest	98,634

9. COMMITMENTS AND CONTINGENCIES

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment.

Except for leases which were disclosed in note 8, there are not any other known commitments or contingencies as of December 31, 2024 and 2025.

10. PAID IN CAPITAL

The Company’s originally registered capital was RMB1,000,000 (equivalent to US$144,986) and up to RMB5,050,000 (equivalent to US$764,225) as of December 31, 2021, 51% of which was subscribed by BULTEN Wuxi and 49% of which was subscribed by Zhongjinke Shenzhen, separately.

On April 28, 2022, the Company received machinery equipment with total original investment cost of RMB2,474,500 (equivalent to US$374,470) from Zhongjinke Shenzhen for the 49% equity shares, and the cost of the acquired assets was measured based on the fair value of the consideration transferred which has been evaluated by the third-party appraisal team.

On April 29, 2022, the Company received cash of RMB2,575,500 (equivalent to US$389,755) from BULTEN Wuxi for the 51% equity shares.

As of December 31, 2024 and 2025, the total of paid in capital was RMB5,050,000 (equivalent to US$764,225).

11. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Company only out of retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of the Company included in the Company’s net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company is restricted in the ability to transfer a portion of net assets to BULTEN Wuxi and Zhongjinke Shenzhen. As of December 31, 2024 and 2025, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company, that are included in the Company’s net assets were approximately RMB7,575,000 (equivalent to US$1,147,973) and RMB7,575,000 (equivalent to US$1,147,973), respectively.

12. STATUTORY SURPLUS RESERVES

i) Statutory Surplus Reserves

Pursuant to laws applicable to entities incorporated in the PRC, the Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation.

As of December 31, 2024 and 2025, the Company had statutory surplus reserve of RMB2,525,000 (equivalent to US$383,748) and RMB2,525,000 (equivalent to US$383,748), respectively.

ii) Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in the PRC. For the years ended December 31, 2023, 2024 and 2025, the Company declared and paid dividends of RMB26,963,069 (equivalent to US$3,803,186), RMB34,046,591 (equivalent to US$4,733,098) and RMB37,930,207 (equivalent to US$5,289,536) to its shareholders, respectively.

13. RELATED PARTY TRANSACTIONS

Related parties:

Name of related parties	Relationship with the Company
BULTEN Fasteners (Wuxi) Co., Ltd.	Shareholder of the Company
Shenzhen Zhongjinke Hardware Products Co., Ltd.	Shareholder of the Company
PSM International Holdings Ltd.	Shareholder of BULTEN Fasteners (Wuxi) Co., Ltd.
Bulten Taiwan fasteners Ltd.	Controlled by PSM International Holdings Ltd.
Bulten Fasteners AB	Shareholder of PSM International Holdings Ltd.
Ning Ding	Director of the Company

i) Related party balances

Amount due to related parties:

	As of December 31,
	2024	2025
	$US	$US
Shenzhen Zhongjinke Hardware Products Co., Ltd.	9,166,166	11,227,799
Bulten Fasteners AB	171,932	290,522
BULTEN Fasteners (Wuxi) Co., Ltd.	9,670	55,863
Ning Ding	390	1,590
Bulten taiwan fasteners Ltd.	392	—
Total	9,348,550	11,575,774

ii) Related party transactions:

The Company mainly entered into the following transactions with related parties:

	For the years ended December 31,
	2023	2024	2025
	$US	$US	$US
Products purchase and service from related parties
Shenzhen Zhongjinke Hardware Products Co., Ltd.	15,093,811	16,559,102	20,375,169

Loan from related parties
Shenzhen Zhongjinke Hardware Products Co., Ltd.	37,020	—	—

Repayment of loan from related parties
Shenzhen Zhongjinke Hardware Products Co., Ltd.	37,020	—	—

Lease payment
Shenzhen Zhongjinke Hardware Products Co., Ltd.	70,773	69,753	66,643

14. REVENUE

The Company’s disaggregated revenues are represented by geographic areas. The Company attributed revenues to geographic areas based on customers’ place of registration.

By Geographic Areas:

	For the years ended December 31,
	2023	2024	2025
	$US	$US	$US
China	15,234,343	15,036,452	26,826,432
India	4,922,853	7,030,689	8,595,718
Taiwan, China	3,094,390	5,181,982	841,838
Others	22,980	187,211	141,498
Total	23,274,566	27,436,334	36,405,486

15. SUBSEQUENT EVENTS

The Company has evaluated events from the years ended December 31, 2025 through April 28, 2026, the date the consolidated financial statements were issued. The Company did not identify any subsequent events with a material financial impact on the Company’s consolidated financial statements.